As filed with the Securities and Exchange Commission on December 14, 2007

Registration No. 333-137744

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

LIHIR GOLD LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

PAPUA NEW GUINEA

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statements on Form F-6 of the registrant (Regis. No. 33-97112)

1124327.1

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

1124327.1

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 23
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21
3. Fees and Charges	Articles number 7 and 8

Item 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.

Exhibits

a.

Form of Deposit Agreement dated as of October 5, 2005, as amended and restated as of October 2, 2006 and as further mended and restated as of ___________, 2007, among Lihir Gold Limited, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of letter agreement among Lihir Gold Limited and The Bank of New York relating to pre-release activities. - Previously Filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed

e.

Certification under Rule 466. - Not Applicable.

Item 4.

Undertakings

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, December 14, 2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares, Par Value K0.10 each, of Lihir Gold Limited.

By:

The Bank of New York,
 As Depositary

By:  /s/ Keith G. Galfo

Name:  Keith G. Galfo

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Lihir Gold Limited has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, Lihir Island, New Ireland Province, Papua New Guinea on December 14, 2007.

LIHIR GOLD LIMITED

By:  /s/ Stuart MacKenzie
Name:

Stuart MacKenzie
Title:

Group Secretary and General Counsel

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on 18 November, 2007.

/s/ Ross Garnaut

/s/ Donald J. Puglisi

Name:

Ross Garnaut

Name:

Puglisi and Associates

Director

Authorized U.S. Representative

/s/ Arthur Hood

/s/ Phil Baker

Name:

Arthur Hood

Name:

Phil Baker

Director

Principal Accounting Officer

________________________________

/s/ Phil Baker

Name:

Winifred Kamit

Name:

Phil Baker

Director

Principal Financial Officer

/s/ Bruce Brook

/s/ Arthur Hood

Name:

Bruce Brook

Name:

Arthur Hood

Director

Principal Executive Officer

/s/ Peter Cassidy

Name:

Peter Cassidy

Director

________________________________

Name:

Geoff Loudon

Director

/s/ Alister Maitland

Name:

Alister Maitland

Director

/s/ Michael Etheridge

Name:

Michael Etheridge

Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Deposit Agreement dated as of October 5, 2005, as amended and restated as of October 2, 2006 and as further mended and restated as of ___________, 2007, among Lihir Gold Limited, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder.